

February 17, 2012

Via E-Mail

Gary Steele, Chief Executive Officer
Proofpoint, Inc.
892 Ross Drive
Sunnyvale, CA 94089

> **Re: Proofpoint, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 25, 2012**
> **File No. 333-178479**

Dear Mr. Steele:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our prior comments refer to our letter dated January 10, 2012.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Use of Proceeds, page 36

1.   We note your response to prior comment 8 and we reissue it in part. On page 36, you disclose you will use your net proceeds for working capital and other general corporate purposes, "such as expanding [your] domestic and international data center infrastructure and paying down outstanding balances under our equipment loans." Yet the responses to prior comments 8 and 19 indicate that you do not have specific plans to use offering proceeds to fund operations or to build out your infrastructure, hire new employees, develop its technology, expand globally, offer additional services, and/or undertake possible acquisitions in the next 12 months. Please revise to clarify your distinction between general and specific plans to use the offering proceeds to expand your data

center infrastructure and discuss the circumstances or events that would result in the use of the proceeds for that purpose. Also, please revise to disclose the amounts of offering proceeds that may be used to expand your data center infrastructure, outside of the developments listed in the management's discussion and analysis section, and the balances of your equipment loans that may be repaid.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 43

2.   We note your response to comment 11 of our prior letter and we reissue it. Please revise to clarify the challenges you must overcome to achieve profitability, such as continued growth, managing your cost structure, and avoid unanticipated liabilities, as described on page 12 of your prospectus, and the steps you need to perform to overcome these challenges. Your current discussion on pages 45 and 46 focuses on the timing differences between your recognition of prepaid subscription fees and your sales and marketing costs. Please revise to clarify the length of your average subscription contract. It is unclear whether your losses are attributed to your growth in sales and high initial sales costs, or whether such losses represent a more systemic trend that requires significant changes to achieve profitability.

3.   We note your response to prior comment 14 and we reissue it in part. Please revise to clarify whether the costs to acquire a new customer is significantly different than the costs to sell additional services or upgrades to existing customers. Also, please describe how you determine how to allocate your sales and marketing resources to new customers or new business from existing customers.

Results of Operations

Comparison of the Nine Months Ended September 30, 2010 and 2011

Revenue, page 52

4.   We have reviewed your response to prior comment 16. Although your revised disclosures indicate geographically where your revenues increased, your disclosures do not address the underlying contributing factors that resulted in your revenues increasing significantly period over period. Please revise your disclosures to explain in greater detail the contributing factors that increased revenues period over period. Refer to Section III.D of SEC Release No. 33-6835. Similar concerns apply to your comparison of years ended December 31, 2009 and 2010 on page 54 and comparison of years ended December 31, 2008 and 2009 on page 56.

5.   Your response to prior comment 16 indicates that your revenue accounting systems are unable to distinguish between ratable revenues derived from renewal activity as compared to revenues derived from an increase in their annual subscription fees after their initial purchase. As a result, your response appears to indicate that you are unable to distinguish between revenues attributable to new customers and existing customers. Your response indicates that this is due to your revenue system not containing customer information. Please tell us how this limitation impacts your ability to comply with various revenue disclosures in your filing (i.e., significant customers and geographic locations) including your analysis and discussion of your results of operations. Consider disclosing the number of customers you have as of each reporting period.

6.   We note your response to prior comment 17 and we reissue it in part. It appears your growth in revenues and selling costs are attributable to the increased headcount of your sales staff for the nine months ended September 30, 2011. Please clarify how the increase in your revenues impacts your costs, particularly headcount related to servers. Explain why you have increased research and development headcount over the past two years and disclose any significant business achieved through the enhanced research and development activities.

Business

Case Studies, page 84

7.   To better inform potential investors of the significance of the case studies to a general understanding of your business, please clarify whether your experiences with the four specific customers are representative of your typical client experiences.

Sales and Marketing, page 86

8.   We reissue prior comment 22 in part, as it relates to your strategic relationships. Please revise to clarify how your strategic relationships differ from relationships with your distributors and resellers. For example, we note that IBM is listed as both a strategic partners and reseller, but it is unclear how your products are sold through both channels. Consider providing examples of how your strategic relationships operate and how your products and services are integrated into products and services of your strategic partners.

Compensation Committee Interlocks and Insider Participation, page 97

9.   We note your response to prior comment 29. In your response letter, provide a detailed analysis of the basis of your conclusion that transactions with the investors affiliated with Messrs. Feiber and Harvey are not related party transactions within the meaning of Item

404. Each of them is a principal security holder of the company within the meaning of Instruction 1.b.i to Item 404(a) of Regulation S-K. Please note that pecuniary interests are not considered in evaluating beneficial ownership under Item 403 and Rule 13d-3.

Executive Compensation, page 99

10.   In your response to prior comment 32, you indicate on page 106 that Mr. Cooper received commission-based income of $108,404 based on the number of subscriptions to license [your] platform. Please revise to clarify why this commission-based income does not appear to be included in the non-equity incentive plan compensation column of the summary compensation table. Also, please revise to clarify how his dollar amount was calculated based on the number of subscriptions to license your platform.

11.   We reissue prior comment 33 in part, as to your disclosures regarding how the compensation committee determined the equity awards granted to your named executive officers in the fiscal year ended December 31, 2011. Please revise to clarify the "financial results," as described on page 107, the compensation committee considered in determining the size of the equity awards, including any financial criteria or measures used to evaluate individual performance.

Notes to Consolidated Financial Statements

Note 1. The Company and Summary of Significant Accounting Policies

Revenue Recognition, page F-9

12.   We note your response to prior comment 38. We believe that you should disclose that you bifurcate revenue for income statement presentation purposes and the basis for bifurcating revenue for presentation purposes. Include disclosure to explain the "rational and systematic estimates" used for bifurcation. Your disclosure should also disclose how you bifurcate the fee for instances where you license the software and apply ASC 985-605.

Note 14. Segment Reporting, page F-35

13.   We note your response to prior comment 39. Your response indicates that for the nine months ended September 30, 2011, no single country outside of North America was large enough to warrant its own disclosure. Please confirm that there were no single countries, including the United States, that should be separately disclosed for the years ended December 31, 2010, 2009 and 2008. Also tell us the threshold that you used to determine if separate presentation is warranted. Refer to FASB ASC 280-10-50-41.a.

Note 15. Income Taxes, page F-36

14.   Your disclosures indicate that you intend to reinvest earnings of foreign subsidiaries indefinitely outside the United States. Tell us how you considered disclosing the amount of cash and cash equivalents and short-term investments that are currently held outside of the United States within your MD&A liquidity discussion. In this regard, we note that this disclosure would illustrate that some cash is not presently available to fund domestic operations and obligations without paying taxes upon their repatriation. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or, in his absence, me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Stephen Krikorian for

Mark P. Shuman
Legal Branch Chief

cc: Via E-Mail
        Jeffery Vetter, Esq.
        Fenwick & West LLP